SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                [Amendment No. 2]

                            IBW Financial Corporation
                              (Name of the Issuer)

                            IBW Financial Corporation
                      Industrial Bank, National Association
      B. Doyle Mitchell, Jr., Cynthia T. Mitchell and Patricia A. Mitchell
                      (Name of Person(s) Filing Statement)

                           Common Stock $.01 par value
                         (Title of Class of Securities)

                                  -------------
                      (CUSIP Number of Class of Securities)

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B.  Doyle Mitchell, Jr., President                        With a copy to:
   IBW Financial Corporation
       4912 Georgia Avenue                            Noel M. Gruber, Esquire
        Washington, DC 20012                     Kennedy, Baris & Lundy, L.L.P.
            202.722.2000                        4701 Sangamore Road, Suite P-15
 ----------------------------------------           Bethesda, Maryland 20816
    (Name, Address and Telephone Number                     301.229.3400
  of Person Authorized to Receive Notices
and Communications on Behalf of Person(s)
             Filing Statement)
--------------------------------------------------------------------------------

This statement is filed in connection with (check the appropriate box):

/X/ a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
         [ss.240.13e-3(c)] under the Securities Exchange Act of 1934.

/ / b. The filing of a registration statement under the Securities Act of 1933.

/ /  c.  A tender offer.

/ /  d.  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

     Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
 Transaction Valuation *                           Amount of Filing Fee
--------------------------------------------------------------------------------
        $470,230                               $94.05 (paid with initial filing)
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*    The transaction value is calculated based on $36.50 per share to be paid for an estimated 12.883 pre-reverse stock split shares in lieu of the fractional shares expected to be created by the Rule 13e-3 transaction. The filing fee is one-fiftieth of one percent of the transaction value

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         Filing Party:
                        -------------------                   ------------------

Form or Registration No.:                       Date Filed:
                          -----------------                 --------------------

                             INTRODUCTORY STATEMENT

         This Rule 13E-3 Transaction Statement is being filed by IBW Financial Corporation (the "Company") with respect to the common stock, $.01 par value of the Company, which is the class of equity securities subject to this Rule 13e-3 transaction. Industrial Bank, National Association (the "Bank"), the Company's wholly owned subsidiary, and Mitchell family members B. Doyle Mitchell, Jr., Patricia A. Mitchell Cynthia T. Mitchell, who collectively own approximately 38% of the outstanding common stock of the Company also join in the filing of this statement, in accordance with requirement of the Securities and Exchange Commission rules. The Company is submitting to its shareholders a proposal to approve and adopt Amendments to the Company's Articles of Incorporation providing for (a) a one-for-101 reverse stock split of the Company's common stock, (b) a cash payment of $36.50 per pre-effectiveness for each share owned by persons holding 100 or fewer pre-amendment shares; and (c) a 101 for one forward split of the remaining common stock. The Amendments are upon the terms and subject to the conditions set forth in the Company's Preliminary Proxy Statement for the Company's Apecial Meeting of Shareholders, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference in its entirety, and when filed, comparable information in the definitive proxy materials relating to the Special Meeting (collectively, the "Proxy Statement").

In accordance with the requirements of General Instruction G to Schedule 13E-3 this Schedule 13E-3 incorporates, where applicable, the information contained in the proxy statement in response to the Items hereof.

Item 1. Summary Term Sheet.

         The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

         (a), (b) The information set forth in the Proxy Statement under the caption "Introduction" is incorporated herein by reference.

         (c), (d) The information set forth in the Proxy Statement under the caption "Market for Common Stock and Dividends" is incorporated herein by reference.

         (e) No underwritten public offering or Regulation A exempt offering of the common stock for cash has been made during the past three years.

         (f) No shares of common stock were purchased by the filing person during the past two years.

Item 3. Identity and Background of Filing Person.

         (a) The principal filing person is the subject company. Industrial Bank, National Association, the wholly owned subsidiary of the Company, joins as filing person. The principal executive offices of the Company and the Bank are located at 4912 Georgia Avenue, Washington, DC 20011, and the telephone number is 202.722.2000. B. Doyle Mitchell, Jr., Cynthia T. Mitchell and Patricia A. Mitchell, join as filing persons. B. Doyle Mitchell is the President and Chief Executive Officer and a Director of the Company and the Bank, Mrs. Cynthia Mitchell is a director of the Company and Bank, and Ms. Patricia Mitchell is an executive officer of the Bank. Mr. Mitchell and Ms Patricia Mitchell are siblings and Mrs. Cynthia Mitchell is their mother. Collectively, they own an aggregate of approximately 40% of the outstanding shares of common stock, excluding Mr. Mitchell's beneficial ownership of shares held by the Company's Employee Stock Ownership Plan. For the name and business address and telephone number of the persons identified in Instruction C to Schedule 13E-3, see the information set forth in the Proxy Statement under the caption "Management" incorporated herein by reference.

         (b) Not applicable.

         (c) (1), (2) The information with respect to the persons identified in Instruction C to Schedule 13e-3 is incorporated by reference to the information contained in the Proxy Statement under the caption "Election of Directors" and "Management and Executive Compensation."

             (3) None of such persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors). See Election of Directors" and "Management and Executive Compensation" in the Proxy Statement.

             (4) None of such persons was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding if any violation of federal or state securities laws. See "Election of Directors" and "Management and Executive Compensation" in the Proxy Statement.

             (5) Each of such persons is a citizen of the United States. See "Election of Directors" and "Management and Executive Compensation" in the Proxy Statement.

         (d) Not applicable.

Item 4. Terms of the Transaction.

         (a) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "Management - Certain Relationships and Related Transactions" is incorporated herein by reference.

         (c) None

         (d) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - No Appraisal Rights" is incorporated herein by reference.

         (e) None.

         (f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (a) (1) None.

             (2) The information set forth in the Proxy Statement under the caption "Management - Certain Relationships and Related Transactions" is incorporated herein by reference.

         (b), (c) Not applicable.

         (e) None.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (b) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Effect of the Amendment and Reverse/Forward Split" is incorporated herein by reference.

         (c) (1-8) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Effect of the Amendment and Reverse/Forward Split" and " - Deregistration under the Exchange Act" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

         (a-d) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Background and Fairness of the Proposal" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

         (a, b) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Effects of the Amendment and Reverse/Forward Split"; "- Background and Fairness of the Proposal" and "- Opinion of Financial Advisor" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Recommendation and Vote Required" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Background and Fairness of the Proposal" and "- Opinion of Financial Advisor" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Recommendation and Vote Required" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

         The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Background and Fairness of the Proposal" and "- Opinion of Financial Advisor" is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

         The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Source of Funds, Expenses" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

         The information set forth in the Proxy Statement under the caption "Securities Ownership of Directors, Executive Officers and Certain Beneficial Owners" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

         (d), (e) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Recommendation and Vote Required" is incorporated herein by reference.

Item 13. Financial Information.

         (a) (1) The financial statements set forth under Item 7 in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, included at Appendix A to the Proxy Statement, are incorporated herein by reference.

             (2) None.

             (3) Not applicable.

             (4) The information set forth in the Proxy Statement under the caption "Selected Financial Data" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "Amendments to the Articles of Incorporation - Effects of the Amendment and Reverse/Forward Split;" is incorporated herein by reference.

Item 14. Persons/ Assets, Retained, Employed, Compensated or Used.

         (a), (b) None.

Item 15. Additional Information

         None.

Item 16. Exhibits.

         Exhibit           Description
         -------           -----------

         (a)               Proxy Statement for the Special Meeting of
                           Shareholders
         (b)               Not applicable.
         (c1) Opinion of Danielson Associates (Included as to Appendix B to the Proxy Statement)
         (c2)              Written Presentation of Danielson Associates
                           (previously filed)
         (d)               Not applicable.
         (f)               Not applicable.
         (g)               Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2004                 IBW FINANCIAL CORPORATION



                                        By:  /s/ B. Doyle Mitchell, Jr.
                                            ------------------------------------
                                               B. Doyle Mitchell, Jr., President

April 26, 2004                          INDUSTRIAL BANK, NATIONAL ASSOCIATION


                                        By:  /s/ B. Doyle Mitchell, Jr.
                                            ------------------------------------
                                               B. Doyle Mitchell,Jr., President

April 26, 2004                           /s/ B. Doyle Mitchell, Jr.
                                        ----------------------------------------
                                               B. Doyle Mitchell, Jr.


April 26, 2004                           /s/  Cynthia T. Mitchell.
                                        ----------------------------------------
                                               Cynthia T. Mitchell

April 26, 2004                           /s/ Patricia A. Mitchell
                                        ----------------------------------------
                                               Patricia A. Mitchell